EXHIBIT 12

Federal Home Loan Bank of Boston

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings
Income before assessments	$110,580	$95,573	$121,994	$124,628	$103,173	$156,236	$199,235
Fixed charges	1,097,628	690,997	964,484	1,020,447	1,212,801	1,734,195	2,084,660

Income before assessments and fixed charges	1,208,208	786,570	1,086,478	1,145,075	1,315,974	1,890,431	2,283,895

Fixed Charges
Interest expense	1,096,720	690,115	963,299	1,019,216	1,211,715	1,733,509	2,083,994
1/3 of net rent expense (1)	908	882	1,185	1,231	1,086	686	666

Total fixed charges	$1,097,628	$690,997	$964,484	$1,020,447	$1,212,801	$1,734,195	$2,084,660

Ratio of earnings to fixed charges	1.10	1.14	1.13	1.12	1.09	1.09	1.10

(1) Represents an estimated interest factor.